UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of July 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Press Release

Veolia Transport to operate Line 9 of the Seoul subway system, starting July 2009

07/03/2007

Veolia Transport has won a 10-year contract to operate Seoul subway system's line 9, to be inaugurated in 2009.

The contract has been signed between the franchisee, SML9* (Seoul Metro Line 9), to which the City of Seoul has awarded the contract to build and operate this new line, and Southlink 9 Company Limited, an operating company 80%-held by Veolia Transport Korea and 20% by Korea's ROTEM group, a subsidiary of HYUNDAI Motors.

Veolia Transport will recruit and train 550 people under this contract. The cumulative revenue for Veolia Transport is expected at approximately €507 million.

The 25-km Line 9, now under construction, will cross Seoul, linking the Gangnam district southeast of the city to Kimpo Airport in the west. It will have 25 stations and is scheduled to carry 760,000 passengers daily by 2013.

CYRILLE DU PELOUX

Chief Executive Officer of Veolia Transport

"The Seoul subway system will further add to Veolia Transport's subway operating knowhow, already gained with the Stockholm system, where passenger numbers are rising continuously. Beyond its technological aspect, our firm's involvement in this project spotlights our contribution to efforts to improve air quality and cut greenhouse gas emissions, by facilitating traffic flows in crowded cities like Seoul, one of the world's largest, with a population of 22 million."

* The franchisee, Seoul Metro Line 9 (SML9), comprises a consortium of construction companies led by the ROTEM group (a subsidiary of HYUNDAI Motors), which manufactures rail rolling stock, and financial investors led by MACQUARIE Bank.

VEOLIA TRANSPORT

Veolia Environnement's transportation division operates in 27 countries and employs 81,897 people. Veolia Transport generated revenue of €4.95 billion in 2006. The company operates 30,800 road and rail vehicles and carries more than 2.7 billion passengers per year. www.veolia-transport.com

VEOLIA ENVIRONNEMENT

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services.

With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation.

Veolia Environnement recorded revenue of €28.6 billion in 2006. www.veolia.com

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U. S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U. S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U. S. Securities and Exchange Commission from Veolia Environnement.

Contacts presse

•	Anne Gry-Monteil
Tél : 00 33 1 71 75 01 97

•	Jérôme Simon
Tél : 00 33 1 71 75 12 78

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 9, 2007

VEOLIA ENVIRONNEMENT
By: /s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary